Majestic Ideal Holdings Ltd

VIA EDGAR

June 27, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Thomas Jones and Jay Ingram

Re:	Majestic Ideal Holdings Ltd
Registration Statement on Form F-1
Filed October 4, 2024, as amended
File No. 333- 282499

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Majestic Ideal Holdings Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 pm ET on June 30, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Yuk Yin Judy Li
Yuk Yin Judy Li
Chairperson of the Board of Directors

cc:	Loeb & Loeb LLP
Haneberg Hurlbert PLC